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Exhibit (a)(8)

For Immediate Release	Media Contact:	Investor Contact:
October 6, 2006	Dan Quinn	Sally Curley
	(617) 768-6849	(617) 768-6140

Genzyme Extends Deadline for Tender Offer to Acquire AnorMED Inc.

        CAMBRIDGE, Mass. — Genzyme Corporation (Nasdaq: GENZ) announced today that it has extended its offer to acquire the outstanding shares of AnorMED Inc. (Nasdaq: ANOR) of Vancouver, British Columbia until 12:01 a.m. Vancouver time on October 23, 2006. Prior to this extension, Genzyme's offer was set to expire at 12:01 a.m. Vancouver time on Oct. 7.

        Genzyme offered on August 30 to acquire AnorMED's outstanding shares for US $8.55 per outstanding share, or approximately $380 million. Genzyme may elect to extend its offer again by giving notice of such extension to AnorMED shareholders, a copy of which will be filed with the securities regulatory authorities in Canada and the United States and which should also be made available by such authorities through the Internet at www.sedar.com or www.sec.gov.

About Genzyme

        One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States.

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        With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

Important Information Regarding the Tender Offer

        Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") from time to time, including the tender offer statement filed on September 1, 2006, regarding the tender offer by Genzyme's wholly owned subsidiary, Dematal Corp., for all of the outstanding common shares of AnorMED. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Genzyme or its Dematal, with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Genzyme or Dematal may be obtained free of charge from Genzyme by directing a request to Sally Curley at (617)768-6140.

        Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.

        Genzyme® is a registered trademark of Genzyme Corporation. All rights reserved.

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Genzyme Extends Deadline for Tender Offer to Acquire AnorMED Inc.